Paul Hastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

06011644

File No.: 82-34801

011-81-3-6229-6014
howardcheng@paulhastings.com

March 6, 2006

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

3/14

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE FEBRUARY 1, 2006

March 3, 2006

A. ENGLISH LANGUAGE DOCUMENTS

1. Newspaper Announcement (Announcement of Merger) dated on February 23, 2006 appeared on the Newspaper (Nihon Keizai Shimbun) on February 23, 2006 (Exhibit 1).

2. Announcement of Absorption of Subsidiary dated on March 1, 2006 (Exhibit 2). This is the English translation and original Japanese version was submitted to the Tokyo Stock Exchange on February 23, 2006.

B. JAPANESE LANGUAGE DOCUMENTS

1. Newspaper Announcement (Announcement of Merger) dated on February 23, 2006 appeared on the Newspaper (Nihon Keizai Shimbun) on February 23, 2006 (Exhibit 3).

2. The original Announcement of Absorption of Subsidiary dated on February 22, 2006 submitted to the Tokyo Stock Exchange (Exhibit 4). As some mistakes were found in this original announcement by the Company themselves after submission, the Company released Correction of Announcement (Exhibit 5) on March 1, 2006 to revise the data.

   English translation attached here (Exhibit 2) reflects corrected data.

3. Correction of Announcement of Absorption of Subsidiary dated on March 1, 2006 submitted to the Tokyo Stock Exchange (Exhibit 5). English translation of this Correction is not made because the English translation (Exhibit 2) was produced based on the corrected data.

(Nihon Keizai Shimbun February 23, 2006)

Announcement of Merger

To: Shareholders and Creditors

HOYA CORPORATION ("HOYA") will merge with HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD. (Location of head office: 1-17-16, Tanashioda, Sagamihara-shi, Kanagawa Prefecture) on March 31, 2006, as the date of the merger, by the decision of the President & CEO dated February 22, 2006. HOYA will succeed to all the rights and obligations of HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD. and, due to HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD'S dissolution upon this merger, it makes the announcements below. Additionally, HOYA will not issue new shares or increase its capital upon this merger.

Announcements

1. This merger will be in effect without the approval of the General Meeting of Shareholders as set forth in Article 408(1) of the Commercial Code. Any shareholder who objects to this merger may notify HOYA in writing of such objection within two weeks after the date following the date of this announcement.

2. Any creditor who objects to this merger may notify HOYA in writing of such objection within a month after the date following the date of this announcement. The final balance sheet of HOYA was announced as follows:

Published in: Nihon Keizai Shimbun
Date of publication: June 18, 2005
Page: Page 13

February 23, 2006

HOYA CORPORATION
2-7-5, Naka-ochiai, Shinjuku-ku, Tokyo
Hiroshi Suzuki
President & CEO

March 1, 2006

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Announcement of Absorption of Subsidiary

On February 22, 2006, Mr. Hiroshi Suzuki, President & CEO of HOYA CORPORATION ("HOYA") decided to absorb its subsidiary, HOYA ADVANCED SEMICONDUCTOR TECHLONOGIES CO., LTD ("HAST") effective as of March 31, 2006. HOYA instituted the company-with-committees system by resolution of the General Shareholders Meeting on June 20, 2003. This absorption is regarded as a 'simple merger' in accordance with Article 413-3-1 of the Commercial Code of Japan, and its decision of absorption is designated to President & CEO according to the resolution of the meeting of the Board of Directors pursuant to Article 21-7-3 of the Law Concerning Special Exemptions to the Commercial Code Relating to Audit.

1. Purpose of Merger

   The purpose of merger is to attain technological synergies as well as to strengthen business structure in order to increase competitiveness in the global market through rationalization of management by absorbing HAST to HOYA.

2. Outline of merger

   (1) Timetable of merger

   Board meeting to approve merger agreement

   HOYA: As HOYA takes company-with-committees system and this merger is a simple merger, the resolution of the board meeting is not required. President decided this merger on February 22, 2006.

   HAST: February 7, 2006

   Signing of merger memorandum: February 22, 2006

   General shareholder meeting to approve merger agreement

   HOYA: As this merger is a simple merger, the approval of general shareholders meeting is not required.

   HAST: February 22, 2006

   Date of merger: March 31, 2006

   Registration of merger: April 1, 2006 (scheduled)

   (2) Method of merger (simple merger)

   Following the absorption, HOYA will remain as a surviving company, whilst HAST will be disbanded. This merger will be taken place as a simple merger in accordance with Article 413-3-1 of the commercial code of Japan without approval of general shareholders meeting pursuant to Article 408-1 of the commercial code of Japan.

(3) Merger share ratios

HOYA holds almost all the outstanding shares of HAST. At merger, no new stock will be issued. Treasury stock will be allocated to the other shareholders of HAST in accordance with Article 409-2 of the commercial code of Japan. 0.4 share of HOYA CORPORATION will be allocated and distributed to every share of HAST.

-Class of share to be allocated: The common shares of HOYA CORPORATION

-The number of allocated shares: 132 shares will be allocated to eleven individual shareholders.

3. Summary of the parties of the merger

(1)	Company name	HOYA CORPORATION (unconsolidated) (to merge)	HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD (to be merged)
(2)	Line of business	Manufacture and sales of Electro-optics, the related products, and eye-care related products such as eye-glasses.	Research and development, manufacture and sales of blanks and devices and the related materials used for semiconductor manufacture.
(3)	Incorporation	August 23, 1944	May 20, 2002
(4)	Principal office	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo	1-17-16 Tana-Shiota, Sagamihara-shi, Kanagawa
(5)	Representative	Hiroshi Suzuki, President & CEO	Fumio Kitahara, President
(6)	Capital	6,264 million yen	490 million yen
(7)	Total issued stock	112,349,005 shares	9,800 shares
(8)	Shareholder's equity	159,316 million yen	△906 million yen
(9)	Total assets	222,313 million yen	427 million yen
(10)	Fiscal year end	March 31	March 31
(11)	Employees	3,173	16
(12)	Main suppliers and customers	(Supplier)Toshiba Ceramics Co., Ltd. (Customer) IBM Japan Ltd., Canon Inc.	(Supplier) Showa Yozai (Customer) Marubeni Corporation, Nichia Corporation
(13)	Main shareholders and shareholdings	The Master Trust Bank of Japan, Ltd. 6.14% Japan Trustee Services Bank Ltd. 5.96% The Chase Manhattan Bank, N.A. London 5.40% State Street Bank and Trust Company 5.20% The Dai-ichi Mutual Life Insurance Company 5.13%	HOYA COPORATION 96.6% Individuals 3.4%
(14)	Main dealing banks	The Bank of Tokyo Mitsubishi UFJ, Ltd.	The Bank of Tokyo Mitsubishi UFJ, Ltd.

(15)Relation of the parties

Capital relationship: HOYA holds almost all the outstanding shares of HAST.

Human relationship: There are directors, employees, and ex-employees of HOYA in the directors of HAST.

Business connection: None

(16)Financial results over the past three years

	HOYA CORPORATION (unconsolidated) (to merge)			HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD (to be merged)		
Fiscal year ended March 31	2003	2004	2005	2003	2004	2005
Sales (million yen)	159,432	183,771	224,608	0	16	6
Operating Income (million yen)	26,536	28,341	35,131	△233	△643	△774
Ordinary Income (million yen)	29,460	33,610	46,536	△233	△585	△770
Net Income (million yen)	8,852	15,558	24,967	△246	△477	△672
Net Income Per share (yen)	75.27	138.24	225.55	△35,227.94	△50,449.08	△68,611.64
Dividend Per share (yen)	50.00	100.00	150.00	—	—	—
Shareholder equity per share (yen)	1,443.51	1,290.75	1,430.37	△14,772.06	△24,422.83	△92,451.32

4. Status after merger

(1) Company name: HOYA CORPORATION

(2) Line of business: Manufacture and sales of Electro-optics products, the related products and eye-care related products such as eye glasses.

(3) Principal office: 2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo

(4) Representative: Hiroshi Suzuki, President & CEO

(5) Capital: 6,264 million yen (There is no increase by this merger)

(6) Total Assets: 222,740 million yen (427 million yen*)

*Preliminary amount as of March 31, 2005 to increase total assets by merger

(7) Fiscal year end: March 31

(8) Effect to financial results

The merger of a consolidated subsidiary will increase unconsolidated total assets and sales of HOYA CORPORATION. However, HOYA group manages and operates with consolidated basis, this merger will have no impact on the group consolidated financial results. HOYA group will not only strengthen higher value added strategies with the technological synergy effect resulting from this merger, but also pursue continuous improvement of management efficiency.

平成 18 年 2 月 23 日

各　位

会 社 名　HOYA株式会社
代表者名　代表執行役CEO　鈴 木　洋
(コード番号 7741 東証 第1部)
問合せ先 IR・広報ｸﾞﾙｰﾌﾟﾏﾈｼﾞｬｰ 伊藤 直司
(TEL. 03-3952-1160)

合併に関するお知らせ

平成 18 年 2 月 22 日、代表執行役最高経営責任者の決定により、当社は平成 18 年 3 月 31 日を期してHOYAアドバンストセミコンダクタテクノロジーズ株式会社と合併することとなりましたのでお知らせいたします。なお、当社は平成 15 年 6 月 20 日開催の第 65 期定時株主総会決議により委員会等設置会社へ移行し、また本件合併は商法第 413 条ノ 3 第1項に基づく簡易合併にあたるため、簡易合併につきましては商法特例法第 21 条ﾉ7第 3 項に基づく取締役会決議により代表執行役の決定に委ねられております。

記

1. 合併の目的

技術的シナジー効果とともに、親会社に吸収合併することにより経営の合理化を進め、グローバル競争に打ち勝つ強固な体制を築き上げることを目的とするものです。

2. 合併の要旨

(1)合併の日程

合併契約書承認取締役会	合併会社	委員会等設置会社であり、本件は簡易合併であるため、代表執行役が平成 18 年 2 月 22 日決定。取締役会の承認はなし。
	被合併会社	平成 18 年 2 月 7 日
合併契約書調印	平成 18 年 2 月 22 日	
合併契約書承認株主総会	合併会社	簡易合併のため株主総会の承認はなし。
	被合併会社	平成 18 年 2 月 22 日
合併期日	平成 18 年 3 月 31 日	
合併登記	平成 18 年 4 月 1 日(予定)	

(2)合併方式(簡易合併)

HOYA株式会社を存続会社とする吸収合併方式で、被合併会社HOYAアドバンストセミコンダクタテクノロジーズ株式会社は解散します。商法第 413 条ノ 3 第1項に基づく簡易合併の方式をとり、商法第 408 条第 1 項に定める株主総会の承認は得ずに行います。

(3)合併比率等

HOYA株式会社は、被合併会社の発行済株式のほぼ全数を所有しております。合併に際しては新株式を発行せず、商法第409条ノ2によりHOYA株式会社の所有する自己株式を被合併会社の合併会社以外の株主に対し、その所有する株式1株につき、0.4株の割合をもって割当交付いたします。

移転すべき株式の種類および数は以下のとおりです:

HOYA株式会社 普通株式 132株(うち個人株主11名への交付数は132株)

3. 合併当事会社の概要 (注)平成17年3月期実績

(1) 商号	HOYA株式会社 (合併会社)	HOYAアドバンストセミコンダクタテクノロジーズ株式会社 (被合併会社)
(2) 事業内容	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ関連製品、ｱｲｹｱ関連製品(ﾒｶﾞﾈﾚﾝｽﾞ等)の製造販売	半導体用基板及びデバイス、半導体用関連素材等の開発、製造、販売
(3) 設立年月日	昭和19年8月23日	平成14年5月20日
(4) 本店所在地	東京都新宿区中落合二丁目7番5号	神奈川県相模原市田名塩田一丁目17番16号
(5) 代表者	代表執行役CEO 鈴木 洋	代表取締役 北原文雄
(6) 資本金	6,264百万円	490百万円
(7) 発行済株式総数	112,349,005株	9,800株
(8) 株主資本	277,889百万円	△906百万円
(9) 総資産	351,482百万円	427百万円
(10) 決算期	3月31日	3月31日
(11) 従業員数(正規)	3,173名	16名
(12) 主要取引先	仕入先 東芝ｾﾗﾐｯｸ㈱ 販売先 日本IBM㈱、ｷﾔﾉﾝ㈱	仕入先 昭和溶材㈱ 販売先 丸紅㈱、日亜化学工業㈱
(13) 大株主・持株比率	1.日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行 6.14% 2.日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行 5.96% 3.ｻﾞﾁｪｰｽﾏﾝﾊｯﾀﾝﾊﾞﾝｸｴﾇｴｲﾛﾝﾄﾞﾝ 5.40% 4.ｽﾃｰﾄｽﾄﾘｰﾄﾊﾞﾝｸｱﾝﾄﾞﾄﾗｽﾄｶﾝﾊﾟﾆｰ 5.20% 5. 第一生命保険 5.13%	1.HOYA㈱ 96.6% 2.個人11名 3.4%
(14) 主要取引銀行	三菱東京UFJ銀行 東京営業部	三菱東京UFJ銀行 新宿中央支店
(15) 当事会社の関係	資本関係	合併会社が被合併会社のほぼ全株式を保有しております。
	人的関係	被合併会社の役員には、合併会社の役員・従業員の兼務があり、合併会社の元従業員がおります。
	取引関係	該当ありません。

(16)最近3年間の業績(単位:百万円)

	HOYA株式会社 (合併会社)			HOYAアドバンストセミコンダクタテクノロジーズ株式会社 (被合併会社)		
決算期	平成15年3月期	平成16年3月期	平成17年3月期	平成15年3月期	平成16年3月期	平成17年3月期
売上高	246,293	271,443	308,172	0	16	6
営業利益	52,982	68,166	84,920	△233	△643	△774
経常利益	50,874	66,554	89,525	△233	△585	△770
当期利益	20,037	39,548	64,135	△246	△477	△672
1株当たり当期損益(円)	171.10	350.96	578.84	△35,227.94	△50,449.08	△68,611.64
1株当たり配当金(円)	50.00	100.00	150.00	—	—	—
1株当たり株主資本(円)	1,945.16	1,967.60	2,494.37	14,772.06	△24,422.83	△92,451.32

4. 合併後の状況

(1)商　　号　HOYA株式会社

(2)事業内容　エレクトロオプティクス関連製品・アイケア関連製品の製造販売等

(3)本店所在地　東京都新宿区中落合二丁目7番5号

(4)代表者　代表執行役CEO　鈴木　洋

(5)資本金　6,264百万円(合併による資本金の増加はありません)

(6)総資産　351,482百万円(427百万円)

(注)(　)内は合併による増加見込分であります(平成17年3月期末の総資産にて試算)。

(7)決算期　3月31日

(8)業績に与える影響　連結子会社の合併により、HOYA㈱単独の総資産・売上高等は増えますが、当社は経営を連結で考えておりますので、連結業績に規模の面で与える影響はありません。技術的シナジー効果により高付加価値戦略を強化し、併せて経営効率の改善を図っていく所存です。

以上

平成18年3月1日

各　位

会 社 名　HOYA株式会社
代表者名　代表執行役CEO　鈴 木　洋
(コード番号 7741 東証 第1部)
問合せ先　IR・広報ｸﾞﾙｰﾌﾟﾏﾈｼﾞｬｰ　伊藤　直司
(TEL. 03-3952-1160)

(訂正)合併に関するお知らせ

平成18年2月23日公表いたしました、合併に関するお知らせに関しまして、一部誤りがありますので、下記のとおり訂正いたします。

なお、訂正理由は、当社部分に関して連結数値により記載してしまいました箇所を、単体数値に訂正するものです。

記

3. 合併当事会社の概要

	(訂正前) HOYA株式会社	(訂正後) HOYA株式会社(単体)
(8) 株主資本	277,889 百万円	159,316 百万円
(9) 総資産	351,482 百万円	222,313 百万円

(16)最近3年間の業績(単位：百万円)

	(訂正前) HOYA株式会社			(訂正後) HOYA株式会社(単体)		
決算期	平成15年3月期	平成16年3月期	平成17年3月期	平成15年3月期	平成16年3月期	平成17年3月期
売上高	246,293	271,443	308,172	159,432	183,771	224,608
営業利益	52,982	68,166	84,920	26,536	28,341	35,131
経常利益	50,874	66,554	89,525	29,460	33,610	46,536
当期利益	20,037	39,548	64,135	8,852	15,558	24,967
1株当たり当期損益(円)	171.10	350.96	578.84	75.27	138.24	225.55
1株当たり株主資本(円)	1,945.16	1,967.60	2,494.37	1,443.51	1,290.75	1,430.37

4. 合併後の状況

	(訂正前)	(訂正後)
(6)総資産	351,482 百万円	222,740 百万円

以上